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________________________________________________________________________________
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ______________

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):  (X) Form 10-K  ( )  Form 20-F  ( )  Form 11-K  ( )  Form 10-Q
( ) Form N-SAR

               For Period Ended: March 31, 2001
                                 --------------

               [_]  Transition Report on Form 10-K

               [_]  Transition Report on Form 20-F

               [_]  Transition Report on Form 11-K

               [_]  Transition Report on Form 10-Q

               [_]  Transition Report on Form N-SAR

               For the Transition Period Ended:______________

 Read Instructions (on back page) Before Preparing Form.  Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________


PART I - REGISTRANT INFORMATION


                       The Ashton Technology Group, Inc.
                       ---------------------------------
                            Full Name of Registrant


                           Former Name if Applicable

                         1835 Market Street, Suite 420
                         -----------------------------
           Address of Principal Executive Office (Street and Number)

                             Philadelphia, PA 19103
                             ----------------------
                            City, State and Zip Code


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(x) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(x) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
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     prescribed due date; or the subject quarterly report of the transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is renegotiating the terms of a financing arrangement which would provide necessary capital to its business operations. On June 19, 2001, the Registrant requested the withdrawal of a registration statement covering the resale of 7,450,000 shares of its common stock to be sold pursuant to an equity line financing arrangement entered into in February 2001. The withdrawal was requested to modify the structure of the equity line transaction in a manner that could not be achieved within the context of the registration statement as
filed.   The results of this renegotiation will require the Registrant to significantly change the classification of items in its financial statements and the notes related thereto, and the discussion of its liquidity and capital resources. These changes could not be made in time for the Registrant to file its Form 10-K on the prescribed due date without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Arthur J. Bacci        (215)                     789-3300
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       (Name)             (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
(X) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
( ) Yes (X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

________________________________________________________________________________

                       The Ashton Technology Group, Inc.
                       ---------------------------------
                   Name of Registrant as Specified in Charter

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  July 2, 2001          By  /s/ Arthur J. Bacci
    -----------------         -------------------------

                            Name:   Arthur J. Bacci

                            Title:  President and Chief Operating Officer